

July 3, 2013

Via E-mail
Mr. Nasser Nassiri
President, CEO and Chairman
Biocoral, Inc.
12-14 rue Raymond Ridel, 92250
La Garenne Colombes, France

> **Re: Biocoral, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed May 7, 2012**
> **File No. 1-34059**

Dear Mr. Nassiri:

We have read your supplemental response letter dated June 12, 2013, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1.   We note your response to comment 1 from our letter dated May 7, 2013 and continue to believe that you do not meet the requirements to be qualified as a smaller reporting company under Item 10(f) of Regulation S-K. As such, please confirm to us that you will file future Exchange Act filings, including the Form 10-K for the period ended December 31, 2012, as an accelerated filer. Please note the information in our letter to you dated September 27, 2012 regarding the sanctions imposed on Michael T. Studer, CPA LLC by the Public Company Accounting Oversight Board.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3429 if you have any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant

cc: Ms. Mary O'Hara, Griffits O'Hara LLC (*via e-mail*)